UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒                       Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

International Game Technology PLC Announces Variable Forward Transaction

by De Agostini S.p.A. and related Registered Offering of IGT Ordinary Shares

On May 22, 2018, International Game Technology PLC (“IGT”) (NYSE:IGT) has been advised that IGT’s majority shareholder, De Agostini S.p.A. (“De Agostini”), has entered into a variable forward transaction with Credit Suisse International (“Credit Suisse”) relating to 18,000,000 IGT ordinary shares.

IGT has also been advised that, to hedge the exposure under the variable forward transaction, Credit Suisse or its affiliates have borrowed approximately 13,200,000 IGT ordinary shares from third-party stock lenders and will sell such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) that has been filed by IGT with the U.S. Securities and Exchange Commission.

IGT is not a party to the variable forward transaction, which is described in greater detail in Exhibit 99.1 furnished herewith and in the related prospectus supplement, and is not issuing or selling any IGT ordinary shares in connection with the transaction. As such, IGT will not receive any proceeds from the sale of the IGT ordinary shares in the transaction. There is no impact to IGT’s income statement, balance sheet, cash flows, share count or ordinary dividend payments as a result of the transaction.

This report shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This report may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in IGT’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect IGT’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Variable Forward Transaction by De Agostini S.p.A. and Pricing of related Registered Offering of IGT Ordinary Shares,” dated May 22, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Variable Forward Transaction by De Agostini S.p.A. and Pricing of related Registered Offering of IGT Ordinary Shares,” dated May 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary